July 22, 2024

Michael A. Rosenberg
Attorney Adviser
Division of Investment Management
U.S. Securities and Exchange Commission
200 Vesey St. #400
New York, NY 10281

Re: USQ Core Real Estate Fund Form N-14 File Nos. 333-280267

Dear Mr. Rosenberg:

On July 12, 2024, you provided telephonic comments with respect to the Information Statement/Prospectus filed on Form N-14 relating to the reorganization (merger) of PREDEX into USQ Core Real Estate Fund.  Please find below the Registrant's responses to those comments, which it has authorized Thompson Hine LLP to make on its behalf.  Certain comments have been grouped together under the heading "Q & A Section" for ease of review.  A marked version of relevant portions of the Form N-14 is attached to aid in your review.
______________________________________________________________________

General

Comment 1:
Supplementally, provide the SEC staff with information on the controlling shareholders that voted to approve the reorganization. Specifically, (i) percent shares held on voting record date, (ii) any affiliation with the investment adviser, (iii) when the shares were acquired, (iv) whether shares were acquired conditioned on approval of the reorganization (merger).

Response:
The Registrant notes that for voting purposes the majority shareholders were represented by an SEC-registered investment adviser which had voting authority for its clients who held 72% of PREDEX's outstanding shares as of June 14, 2024.  This SEC-registered investment adviser has no affiliation with the investment adviser of PREDEX (Union Square Capital Partners, LLC, which is also the investment adviser to the USQ Core Real Estate Fund).  Shares of PREDEX have been acquired by the SEC-registered investment adviser  for its clients over several years and its clients have represented the majority of PREDEX shares for at least the past several years.  No shares were acquired conditioned on approval of the reorganization (merger).

Q & A Section

Comment 2:	Under the heading "Am I being asked to vote on the Reorganization?", please elaborate on the approving shareholder and identify any relationship with the Acquiring Fund.

Response:
The Registrant has elaborated on the mechanism of shareholder approval achieved by shareholders acting through their investment adviser and identified the common investment adviser as owning a majority of the Acquired Fund’s outstanding voting securities.  There is no relationship with USQ Core Real Estate Fund to disclose.

Comment 3:
Under the heading "How do the Funds compare?", under the section describing comparative leverage, please enhance disclosures to explain that the combined fund leverage will be higher than that of the Acquiring Fund and that Combined Fund interest expense will be higher than that of the Acquiring Fund.

Response:	The Registrant has amended disclosures as requested.

Comment 4:
Under the heading "How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?", please include a plain English recitation that management fees of the Combined Fund will be higher than those of the Acquired Fund.

Response:	The Registrant has amended disclosures as requested.

Comment 5:
Under the heading "How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?", please include a plain English recitation to the effect that while the Acquiring Fund management agreement contains breakpoints, Combined Fund assets are expected to be approximately $258 million, while the first breakpoint is at $500 million.

Response:	The Registrant has amended disclosures as requested.

Comment 6:
Under the heading "How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?", please include an explanation that proforma Combined Fund expenses are lower than Acquired Fund expenses primarily due to lower leverage and lower interest expense.

Response:	The Registrant has amended disclosures as requested.

Comment 7:
Under the heading "How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?", please include a recitation that gross expenses of the Combined Fund will be higher than those of the Acquiring Fund.

Response:	The Registrant has amended disclosures as requested.

Comment 8:
Under the heading "How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?", please include a recitation describing the net-of-expense-limitation fees of the Acquiring Fund.

Response:	The Registrant has amended disclosures as requested.

Comment 9:
Under the heading "How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?", please include a plain English recitation that management fees of the Combined Fund will be higher than those of the Acquired Fund.

Response:	The Registrant has amended disclosures as requested.

Comment 10:
Under the heading "How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?", please include a recitation that waived management fees of the Acquired Fund will not be subject to recoupment by the Combined Fund.

Response:	The Registrant has amended disclosures as requested.

Comment 11:	Please add a Q & A, describing how class-for-class conversions were decided upon and any implications for Acquired Fund shareholders.

Response:	The Registrant has amended disclosures as requested.

SUMMARY

Comment 12:
With respect to the Class IS and Class T Fee Tables, please add a footnote that the distribution plan for Class IS has been dormant; and include under the heading "How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?", please note that Combined Fund Class IS expenses will include a distribution fee.

Response:	The Registrant has amended disclosures as requested.

Comment 13:	With respect to the Class IS and Class W Fee Tables, please add a footnote that the distribution plan for Class IS has been dormant.

Response:	The Registrant has amended disclosures as requested.

Comment 14:
Under the heading "Governing Documents Comparison," please include the description of the difference in sustaining a derivative action that is contained later in the document; and any other material differences in governing documents.

Response:	The Registrant has amended disclosures to include the difference in sustaining a derivative action. The Registrant does not believe there are further material difference to disclose.

Comment 15:	Please review the description of each Fund's strategy and risk disclosures for opportunities to provide a more robust narrative.

Response:
Upon review each Fund's strategy and risk disclosures, the Registrant does not believe it can provide a more robust narrative without redundant disclosures that might tend to clutter existing disclosures.

Comment 16:
Under the heading "Principal Investment Strategies and Policies Comparison", or "Asset Composition Policy", please provide additional disclosures comparing real estate securities with real estate industry funds.

Response:	The Registrant has amended disclosures as requested under Principal Investment Strategies and Policies Comparison.

Comment 17:
Under the heading "Background and Reasons for the Reorganization", please provide additional disclosures to clarify that projected expenses may be lower than historical proforma expenses to reconcile that projected expenses may be lower.

Response:	The Registrant has amended disclosures as requested.

Comment 18:	Please review the proforma Capitalization Table to assure the Class IS Grand Total is correct.

Response:	The Registrant has reviewed and amended Class IS Grand Total disclosures as requested.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn Strasser (614) 469-3265.

Very truly yours,

Parker Bridgeport
Senior Counsel, Thompson Hine LLP

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